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PORTAL RESOURCES LTD.

Suite 750, 625 Howe Street
Vancouver, BC  V6C 2T6
Telephone:  604-629-1929
Facsimile: .604-629-1930

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of shareholders of Portal Resources Ltd. (the “Company”) will be held at Suite 750, 625 Howe Street, Vancouver, British Columbia on Friday, December 14, 2007 at 10:30 a.m.. (the “Meeting”) for the following purposes:

1.

to receive the audited financial statements of the Company for the year ended June 30, 2007 and the auditor's report thereon;

2.

to fix the number of directors at five, and to elect as Directors for the ensuing year:

David Hottman

Bruce Winfield

Gary Nordin

Mark Brown

Frank Wheatley

3.

to appoint DeVisser Gray as the Company’s auditor for the ensuing fiscal year at a remuneration to be fixed by the directors;

4.

to consider and, if thought advisable, to pass, with or without amendment, an ordinary resolution approving an amendment to the Company’s stock option plan;

5.

to consider and, if thought advisable, to pass, with or without amendment, a resolution of the disinterested shareholders, authorizing the Directors to grant stock options to insiders being, in aggregate, up to a number that represents 15% of the current number of issued shares of the Company; and

6.

to transact such other business as may properly come before the Meeting.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please return the enclosed form of proxy within the time and in accordance with the instructions set out in the form of proxy accompanying this notice.

DATED at Vancouver, British Columbia, this 9th day of November, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

David Hottman, Chairman

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